UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ESGL Holdings Limited

(Name of Issuer)

Ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

Ordinary Shares: G3R95P108

Warrants: G3R95P116

(CUSIP Number)

101 Tuas South Avenue 2

Singapore 637226

Tel: +65 6653 2299

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 2, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3R95P108

1. Names of Reporting Persons. Genesis Unicorn Capital, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,707,912(1)
8. Shared Voting Power
9. Sole Dispositive Power 2,707,912(1)
10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,707,912(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 23.1% (2)
14. Type of Reporting Person (See Instructions) OO

(1)	Includes (a) 1,953,250 ordinary shares held by Genesis Unicorn Capital, LLC, (b) 377,331 ordinary shares held by Genesis Unicorn Capital, LLC, and (c) 377,331 warrants to purchase ordinary shares held by Genesis Unicorn Capital, LLC. Samuel Lui is the sole member of Genesis Unicorn Capital, LLC.

(2)	Percentage is calculated based on 11,364,954 ordinary shares issued and outstanding on August 8, 2023 as disclosed in the Issuer’s Form 20-F, filed on August 8, 2023.

CUSIP No. G3R95P108

1. Names of Reporting Persons. Samuel Lui
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,707,912(1)
8. Shared Voting Power
9. Sole Dispositive Power 2,707,912(1)
10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,707,912(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 23.1% (2)
14. Type of Reporting Person (See Instructions) OO

(1)	Includes (a) 1,953,250 ordinary shares held by Genesis Unicorn Capital, LLC, (b) 377,331 ordinary shares held by Genesis Unicorn Capital, LLC, and (c) warrants to purchase 377,331 ordinary shares held by Genesis Unicorn Capital, LLC. Samuel Lui is the sole member of Genesis Unicorn Capital, LLC.

(2)	Percentage is calculated based on 11,364,954 ordinary shares issued and outstanding on August 8, 2023 as disclosed in the Issuer’s Form 20-F, filed on August 8, 2023.

Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the ordinary shares (the “Ordinary Shares”) of ESGL Holdings Limited (the “Issuer”). The principal executive offices of the Issuer are located at 101 Tuas South Avenue 2, Singapore 637226. The Ordinary Shares are listed on the Nasdaq Global Market under the symbol “ESGL.”

Item 2. Identity and Background.

(a)	This Statement is jointly filed by Genesis Unicorn Capital, LLC and Samuel Lui (the “Reporting Persons”).

(b)	The business address of the Reporting Persons is 281 Witherspoon Street, Princeton, New Jersey, 08540.

(c)	Samuel Lui is the sole member of Genesis Unicorn Capital, LLC. The principal business of Genesis Unicorn Capital, LLC is a holding company of its passive investment.

(d)–(e)	During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Samuel Lui is a citizen of the Republic of Singapore. Genesis Unicorn Capital, LLC is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

On August 2, 2023 (the “Closing Date”), the Issuer consummated the business combination (the “Business Combination”) pursuant to the terms of the Merger Agreement, dated as of November 29, 2022 (the “Merger Agreement”), by and among the Issuer, Genesis Unicorn Capital Corp. (“GUCC”), a Delaware corporation, ESGH Merger Sub Corp, a Cayman Islands exempted company and wholly-owned subsidiary of Issuer, Environmental Solutions Group Holdings Limited, a Cayman Islands exempted company (“Legacy ESGL”), and certain shareholders of Legacy ESGL.

Pursuant to the terms of the Merger Agreement, at the closing of the Business Combination, 1,953,250 shares of Class B common stock and 377,331 shares of Class A common stock of GUCC owned by the Reporting Persons were automatically cancelled and converted into 2,330,581 Ordinary Shares issued to Genesis Unicorn Capital, LLC. In addition, 377,331 private warrants to purchase shares of Class A common stock of GUCC owned by the Reporting Persons were converted into 377,331 warrants to purchase Ordinary Shares.

References to and descriptions of the Merger Agreement herein are qualified in their entirety by reference to the Merger Agreement filed as Exhibit 2 to this Statement and incorporated herein by reference.

Item 4. Purpose of Transaction.

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the Ordinary Shares beneficially owned by the Reporting Persons, as reported in this Statement, were received in connection with the Business Combination.

Except as described in this Statement, each of the Reporting Persons does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

Item 5. Interest in Securities of the Issuer.

(a) - (b)

The responses of the Reporting Persons with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference.

The responses of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares as to which the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.

(c)	Except as set forth in this Statement, the Reporting Persons have not, to the best of their knowledge, engaged in any transaction with respect to the Issuer’s Ordinary Shares during the sixty days prior to the date of filing this Statement.

(d)	Except as described in Item 3, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Ordinary Shares beneficially owned by the Reporting Person as reported in this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The description of the Merger Agreement under Item 3 is incorporated herein by reference and is qualified in its entirety by reference to the Merger Agreement filed as Exhibit 2 to this Statement.

Lock-Up Restrictions/Letter Agreement

In connection with the initial public offering of GUCC, the Issuer’s predecessor company, the Reporting Persons entered into a letter agreement containing certain lock-up restrictions (the “Letter Agreement”), pursuant to which the Reporting Persons agreed:

(i) with respect to 1,953,250 ordinary shares held by the Reporting Persons, not to transfer any of such shares until the earlier to the occur of (A) six (6) months after the consummation of the Issuer’s business combination and (B) subsequent to a business combination, if the reported last sale price of ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period; and

(ii) with respect to 337,331 ordinary shares and 337,331 warrants to purchase ordinary shares held by the Reporting Persons, not to transfer any of such shares or until 30 days after the completion of a business combination.

References to and descriptions of the lock-up restrictions contained in the Letter Agreement herein are qualified in their entirety by reference to the Letter Agreement filed as Exhibit 2 to this Statement and incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 above or between such Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Merger Agreement dated November 29, 2022, by and between Genesis Unicorn Capital Corp., ESGL Holdings Limited, ESGH Merger Sub Corp., Environmental Solutions Group Holdings Limited and the Shareholder Representative (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed by Genesis Unicorn Capital Corp. with the SEC on November 30, 2022).

2	Letter Agreement (lock-up) among Genesis Unicorn Capital Corp. ,Genesis Unicorn Capital, LLC and the other parties named therein dated as of February 14, 2022 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed by Genesis Unicorn Capital Corp. with the SEC on February 17, 2022).

3	Joint Filing Agreement, dated as of August 11, 2023 among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2023
Genesis Unicorn Capital, LLC

	By:	/s/ Samuel Lui
	Name:	Samuel Lui
	Title:	Sole Member

/s/ Samuel Lui
Samuel Lui

Exhibit 3

JOINT FILING AGREEMENT

In accordance with Rule 13d-k(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the securities of ESGL Holdings Limited and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 11th day of August, 2023.

/s/ Samuel Lui
Samuel Lui

Genesis Unicorn Capital, LLC

By:	/s/ Samuel Lui
Name:	Samuel Lui
Title:	Sole Member